As filed with the Securities and Exchange Commission on June 20, 2019
_____________________________________________________________________________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO
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Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
____________________________________________________________________________________________________________________________________________
GUGGENHEIM CREDIT INCOME FUND 2019
(Name of Subject Company (Issuer))
GUGGENHEIM CREDIT INCOME FUND 2019
(Names of filing Persons (Offeror and Issuer))
Common Shares, Par Value $0.001 per share
(Title of Class of Securities)
14174W 100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
_____________________________________________________________________________________________________________________________________________
Matthew S. Bloom
Chief Executive Officer
Guggenheim Credit Income Fund 2019
330 Madison Avenue
New York, New York 10017
Tel: (212) 739-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
_____________________________________________________________________________________________________________________________________________
Copies to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Tel: (212) 698-3599
_____________________________________________________________________________________________________________________________________________
CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$1,109,018	$134.41
*The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, is equal to 0.01212% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $120.58
Form or Registration No.:     Schedule TO
Filing Party:         Guggenheim Credit Income Fund 2019
Date Filed:         May 1, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on May 1, 2019 with the Securities and Exchange Commission by Guggenheim Credit Income Fund 2019, an externally managed, non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Company”) in connection with the Company’s offer to purchase up to 40,654 shares of its issued and outstanding common shares (the “Shares”) (representing 2.5% per quarter of the Company’s weighted average number of outstanding Shares for the trailing four quarters) at a purchase price equal to the net asset value per Share as of June 5, 2019 (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated May 1, 2019 and related Letter of Transmittal.
The Offer terminated on June 5, 2019 (at 5:00 p.m., Central Time (the “Expiration Date”)) in accordance with its terms. Thereafter, in accordance with Rule 13e-4(f), the Company determined to accept for purchase up to an additional 0.3% of its outstanding Shares (the “Additional Shares”). As of the Expiration Date, a total of 45,377 Shares were validly tendered pursuant to the Offer and not withdrawn at a price of $24.44 per Share. As of June 19, 2019, in accordance with the terms of the Offer and Rule 13e-4(f), the Company accepted for payment all 45,377 Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $1,109,018.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUGGENHEIM CREDIT INCOME FUND 2019

Date:	June 20, 2019		/s/ Brian S. Williams
		By:	Brian S. Williams
		Title:	Chief Financial Officer